March 24, 2011

Anne Ngugen Parker, Esq., Branch Chief
Division of Corporation Finance
U.S, Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tuffnell Ltd. Form 10-K for fiscal year ended September 30, 2010 Filed March 1, 2011 File No. 0-53610

 Dear Ms. Parker,

In response to you comment letter dated March 16, 2011, regarding the Form 10-K annual report of Tuffnell Ltd (the "Company") for its fiscal year ended September 30, 2010, the Company has filed an amendment to its form 10-K that:

1.	Revised the audit report that covers the entire inception to-date period through September 30, 2010, in the opinion paragraph of the report; and

2.	Added the complete fully executed versions of the two warrant agreements of the Company as exhibits.

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours, TUFFNELL LTD. /s/ George Dory George Dory, Chief Executive Officer and President

March 24, 2011